UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

Iroquois Valley Farmland REIT, PBC

(Exact name of registrant as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1720 W Division St

Chicago, IL 60622

(Mailing Address of principal executive offices)

(847) 859-6645

Issuer’s telephone number, including area code

ITEM 1 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Warning: Forward-Looking Statements

This section includes “forward-looking statements,” meaning statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like “we anticipate,” “we believe,” “we expect,” “we intend,” “we plan to,” “this might,” or “we will.” The statement “We expect that global demand for food will grow” is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement “We expect that global demand for food will grow” is not like the statement “We believe the sun will rise in the East tomorrow.” It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described in the “Risk Factors” section of our Offering Circular.

Consequently, the actual result of investing in the Company could (and almost certainly will) differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

Warning: No Audit

Except where specifically noted for financial information relating to the annual period ending December 31, 2024, none of the financial information in this discussion has been audited or reviewed by our independent auditors.

Consolidated Reports

Iroquois Valley Farmland REIT, PBC (the “Company”) directly and indirectly owns 100% of Iroquois Valley Farms, LLC (“Iroquois Valley LLC”). The Company owns 99% of the membership interest of Iroquois Valley LLC directly, and controls the remaining 1% through the Company’s wholly owned subsidiary, Iroquois Valley TRS, Inc. Our financial position and results of our operations (as a whole) are reported on a consolidated basis.

2

Results of Operations

Below is a discussion of some important aspects of the results of our operations for two six-month periods: the six-month period ending June 30, 2025 (the “2025 Period”) and the six-month period ending June 30, 2024 (the “2024 Period”). Our discussion combines the operating results of Iroquois Valley LLC and the Company.

Revenues

Revenues from Leasing Activities

Revenues from lease income in the 2025 Period were $1,315,969, a decrease of $317,555 or 19% from $1,633,524 in the 2024 Period. The leases are structured as variable cash, fixed cash or crop-share operating lease agreements. A higher number of owned farms led to higher fixed rental payments; however, the Company determined that $303,675 in rent was uncollectible from two farms and that was written off during the 2025 Period. Variable rent declined to $51,539 from $232,949 in the 2024 Period.

At the end of the 2025 Period, we had 78 farms under leases having terms of six months to six years remaining. This compares to 69 farms under leases as of the end of the 2024 Period. The Company does not expect any variable rent to be collected in 2025 given current market conditions. Additionally, the crop share lease has been converted to standard lease terms.

Revenues from Lending Activities

Revenues from financing organic farmland increased $97,597 or 14% from $683,727 in the 2024 Period to $781,324 in the 2025 Period. This increase was due to a higher outstanding loan balance. As of the end of the 2025 Period, we had 43 loans with a balance of $24,530,241. This compares to 48 loans with a balance of $21,893,253 as of the end of the 2024 Period. The average annualized mortgage yield ranged from 1.25.5% - 10.5% in the 2025 Period.

Grant Revenue

Iroquois Valley was the beneficiary of two grants. Under the terms of the grants, the Company receives reimbursements for certain expenses. Both grants expired at the end of 2024. Grant revenue for the 2025 Period was $0 compared to $40,574 for the 2024 Period due to no new grants being accrued. The Company expects to receive final reimbursement for the CIG Grant (see below) in 2025.

Operating Line of Credit Interest Income

Operating line interest income for the 2025 Period was $49,352 compared to $56,624 for the 2024 Period. The $7,272 or 13% decrease was due to one line of credit being paid off and another being paid down. As of the end of the 2025 Period, we had one loan and six operating lines of credit receivable net balance of $1,200,184. This compares to 9 loans and an operating line of credit receivable net balance of $1,766,318 as of the end of the 2024 Period.

Other Income

Other Income decreased $13,768 or 53% from $25,935 in the 2024 Period to $12,167 in the 2025 Period. Other Income derives from interest on cash balances, patronage income, solar lease rights and other property usage rights. Other income also includes fees collected as part of the farmer diligence and investment process. The decrease during the 2025 period was due primarily to less interest earned on cash balances and less advertising revenue in the 2025 Period.

3

Expenses

Overview of Expenses

The leases in our portfolio are structured as triple-net leases, under which the tenant is responsible for substantially all the property-related expenses, including taxes, maintenance, water usage and insurance either directly or as reimbursement under the terms of the lease. We do occasionally cover expenses associated with major capital improvements, with such expenses increasing the rental cost of the farmland. Similarly, our mortgage loan assets have limited direct costs given the nature of a loan asset.

Thus, the cash expenses associated with our operations mainly consist of employee expenses, general and administrative expenses and professional fees associated with managing the portfolio rather than the assets directly. We expect to incur costs associated with employing our personnel, investment due diligence, marketing and promotion, dues and subscriptions, consulting fees, legal fees, and accounting fees. We believe that our operational platform is scalable and do not expect to see expenses grow at rates equivalent to those of our assets. We believe that we will be able to achieve economies of scale as our farmland portfolio grows and as our investment portfolio increases over time. This will enable us to reduce our operating cost as a percentage of assets.

2025 Expenses

Our total operating expenses increased by $114,758 or 5%, from $2,005,581 in the 2024 Period to $2,320,339 in the 2025 Period. The increase was mainly due to an increase in general and administrative expenses, real estate expenses and insurance. The change in credit loss provisions also contributed to an increase in operating expenses during the 2025 Period. Specific items include:

•	Employee expenses decreased $105,426 or 13%, from $843,065 in the 2024 Period to $738,179 in the 2025 Period. The decrease was due to the absence of severance payments in the 2025 Period from the internal restructuring which were completed in 2024.

•	General and administrative expenses increased $357,107 or 126% from $283,451 in the 2024 Period to $640,558 in the 2025 Period. The increase was due primarily to an increase in consulting and accounting, and marketing expenses.

•	Provision for credit losses increased $47,932 from $(30,883) in the 2024 Period to $17,049 in the 2025 Period. The increase was due to an overall higher balance of loans outstanding and a greater likelihood of expected losses.

•	Professional fees decreased by $99,854 or 15% from $679,426 in the 2024 Period to $579,572 in the 2025 Period. Professional fees include accounting, legal and consulting fees. The decrease was due to less onboarding expense for a third-party administrator that was engaged in late 2023.

•	Real estate taxes increased $71,013 or 67% from $105,503 in the 2024 Period to $176,516 in the 2025 Period. The increase is due to a larger number of owned properties.

•	Insurance increased $19,727 or 208% from $14,277 in the 2024 Period to $44,004 in the 2025 Period. This amount includes liability insurance for our owned real estate as well as D&O coverage.

•	Depreciation and amortization increased $13,719 or 12% from $110,742 in the 2024 Period to $124,461 in the 2025 Period.

Interest Expense

Interest expense increased $371,367 or 77% from $479,805 in the 2024 Period to $851,172 in the 2025 Period. Drawing funds from our line of credit led to increased interest expense.

4

Conservation Innovation Grant

In 2019, we were awarded a $1.4 million Conservation Innovation Grant (“CIG”) by the National Resource Conservation Service (“NRCS”). The grant became effective May 28, 2020, and originally ran through December 31, 2023, however, we successfully renegotiated the terms of the grant and received a one-year extension. The work that was required by the terms of the grant was finalized by the end of 2024. Under the terms of the grant, we were entitled to receive reimbursement for certain expenses associated with increasing capital flow to farmers, and other qualified expenses. Given the contingent nature of the grant (reimbursements only made after we incur expenses related to the grant) we did not record the full grant amount as an asset related to unpredictability of the final reimbursement payment in 2024. The full amount of the reimbursement is expected in the third quarter of 2025.

Liquidity and Capital Resources

We are seeking to raise up to $63,479,080 through the sale of our common stock, pursuant to the terms of SEC Regulation A+, Tier II (Reg A) and our Offering Statement initially qualified by the Securities and Exchange Commission on June 3, 2025, and as amended from time-to-time. This is a follow-on offering to the Reg A Offering we conducted between May 2, 2022 to May 31, 2025. From January 1 through June 30, 2025, we raised $5,883,580 from these offerings of our common stock. Beginning in July 2023, we have also been raising investment dollars through the sale of a new series of unsecured promissory notes denominated as “Rooted in Regeneration Notes” or “RNR Notes”. In May of 2025, we updated the RNR Notes, simplifying the terms and renaming the issuance as the “Series 2 Rooted in Regeneration Notes”. The net yield on these Series 2 RNR Notes ranges between 0.5% and 2.0% with a maturity of five years. The Company will contribute annually an additional 1.0-1.5% principal on the Series 2 Rooted in Regeneration Notes to our Rooted in Regeneration Pool, to be used to provide reduced interest rates on mortgages for historically underserved farmers, including BIPOC farmers.

Our main cash requirements relate to operating expenses and commitments associated with outstanding borrowings. We do not have any ongoing equity payment obligations except those that arise out of earnings and profits distributions as required under REIT tax law.

Our liquidity needs consist primarily of cash needed for organic farmland investments and borrowing obligations. Consistent with historical operations we intend to acquire additional farmland and provide financing backed by farmland. We also must service debt obligations, making principal and interest payments on existing debt and any additional debt we may incur. On a selective basis we may make capital expenditures on owned farmland. We plan to meet our long-term liquidity requirements through funding from our REIT offering, cash-flow from operations and the issuance of secured and unsecured borrowings. Revenue has historically been sufficient to meet the needs of operating expenses.

As of the date of this filing, we have access to a $15.0 million revolving line of credit from one lender. We primarily use this line of credit to fund organic farmland investments, both direct real estate investments and loan financings. In the past, we have used proceeds from our private offerings (both equity and unsecured debt) to repay the line of credit borrowings. As of the end of the 2025 Period, we had $4,4875,422 drawn on the line of credit, compared to $7,637,104 as of the end of 2024 Period.

Non-GAAP Financial Information

FFO

The National Association of Real Estate Investment Trusts (“NAREIT”) developed funds from operations (“FFO”) as a relative non-GAAP supplemental measure of operating performance of an equity REIT to recognize that income-producing real estate historically has not depreciated on the same basis as determined under GAAP. FFO, as defined by NAREIT, is net income (computed in accordance with GAAP), excluding gains or losses from sales of property and impairment losses on property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The table below presents FFO and FFO per share for the 2025 Period and the 2024 Period.

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Net Income	$1,091,607	$214,108
Net gain on sales of real estate	(2,104,306)	(259,111)
Depreciation and amortization	124,461	110,742
FFO	$(888,238)	$65,739
Number of shares outstanding	1,099,774.13	999,237.59
FFO per Share	$(0.81)	$0.07

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Trend Information

Overview

The main factors affecting our operating results include demand for both organic food, the overall farm economy in the markets in which we own and finance farmland and our ability to control expenses and losses. Additionally, it should be noted that as a public benefit corporation the management team and board may weigh a multitude of factors when making decisions that could impact our financial performance and results.

Demand for Food

We expect that global demand for organic food will grow at a higher rate than total food sales. This growth is coming concurrently with a reduction in total farmland acres in developed nations caused by competing uses of land and environmental degradation. Some developing nations are expected to see increases in acres under agricultural production, but at growth rates significantly below those of the global population. These long-term macro trends create an overall favorable environment for agricultural production and farmland values. We expect these overall market conditions to benefit our farmers and our underlying asset base.

Growth trends in organic food are driven by consumers’ desire for food that is both better for personal health and better for the environment. Promoting healthy lifestyles is a common refrain with both public and private organizations. Additionally, millennial and Gen Z consumers tend to be more focused on personal health and a healthy environment than prior generations.

Conditions in Our Farmland Markets

The overall farmland market is dominated by existing farm owners and operations, many of whom are family operators. This is true generally across the U.S. and within the markets we operate. As such, the underlying value of the overall farmland market and the markets of the regions in which we operate is largely dependent on the prices farmers are able to achieve from farm production. The economic health of producers and the overall farm economy, including the value of land, is largely driven by conventional agricultural output prices.

Changes in the value of farmland may have an impact on the value of our portfolio despite our business being focused on organic farmland. The overall value of the portfolio, and potentially the ability of our tenants and borrowers to obtain sources of capital for operations or equipment, is often based on the value of owned farmland and related assets in addition to market prices available for crops produced.

Public Benefit Corporation Considerations

The Company is a public benefit corporation. Pursuant to our Certificate of Incorporation, our stated public benefit is enabling healthy food production, soil restoration, and water quality improvements through the establishment of secure and sustainable farmland access tenures.

We achieve our public benefits by leasing or financing farmland to farmers that are transitioning to or already pursuing organic farming practices. Our main differentiating factor compared to more traditional landowner/lender/farmer relationships is that once we start working with a farmer, our goal is to keep working with that same farmer for as long as both parties desire. This will manifest itself in at least two ways.

First, we might accept lower financing rates upfront to facilitate the transition to organic certification. Under such circumstances, we look to recoup those lower rates at the back end of a long-term lease, in some cases through lease payments tied to farmer revenues. We believe this non-traditional lease structure still reflects an overall market rate of return but is better structured to support the needs of the farmer.

Second, given our commitment to a farm family, we seek reasonable compromises with a tenant or borrower, if and when a farmer becomes delinquent on payments. Such resolutions may not solely consider shareholders’ best interests but further strengthen our farmer relationships. Ultimately, we believe that establishing and maintaining stellar farmer relationships will allow us to work with premium operators thereby reducing overall payment risk despite individual decisions that may appear to be farmer friendly.

6

Other trends in our portfolio reflect this drive for long-term relationships as well, including for example, our willingness to make multiple farmland investments with a single farmer, and the debut of our operating line of credit product in response to demand from our farmers.

Unlike a traditional corporation, the Company is not focused solely on profits, either short-term or long-term. Rather, we try to balance profit-seeking with our public benefit goals.

ITEM 2 – OTHER INFORMATION

None.

7

ITEM 3 – FINANCIAL STATEMENTS

Iroquois Valley Farmland REIT, PBC

For the Six Months Ended June 30, 2025

8

Iroquois Valley Farmland REIT, PBC

Consolidated Balance Sheets

As of June 30, 2025 and December 31, 2024

(Unaudited)

	June 30, 2025	December 31, 2024
Assets
Investments in real estate, at cost:
Land	$94,872,084	$92,556,923
Land improvements, machinery and equipment	2,290,512	2,290,512
Buildings and building improvements	2,600,919	2,600,919

Total investment in real estate	99,763,515	97,448,354
Less accumulated depreciation	1,415,576	1,302,545

Net investment in real estate	98,347,939	96,145,809

Cash and cash equivalents	86,913	395,637
Accrued income	417,606	428,021
Accounts receivable, net of allowance for credit losses	838,828	1,488,541
Interest receivable, net of allowance for credit losses	631,848	603,454
Prepaids and other assets	542,227	542,851
Mortgage notes receivable, net of deferred origination fees and allowance of credit losses	24,530,241	25,077,895
Operating lines of credit receivable, less allowance for credit losses	1,200,184	1,524,885
Other loans receivable	15,000	15,000

Total other assets	28,262,847	30,076,284

Total Assets	$126,610,786	$126,222,093

Liabilities and Equity
Liabilities
Accounts payable and accrued expenses	$1,654,543	$1,750,160
Line of credit	4,875,422	9,951,860
Mortgages payable	6,316,526	6,350,000
Note payable, unsecured	28,752,764	29,182,764

Total Liabilities	41,599,255	47,234,784

Equity
Controlling interests	84,750,547	78,724,786
Noncontrolling interests	260,984	262,523
	85,011,531	78,987,309
Total Liabilities and Equity	$126,610,786	$126,222,093

9

Iroquois Valley Farmland REIT, PBC

Consolidated Statements of Income

For the Six Months Ended June 30, 2025 and 2024

(Unaudited)

	June 30, 2025	June 30, 2024
Revenue
Rental income, net	$1,315,969	$1,633,524
Mortgage interest income	781,324	683,727
Operating lines of credit interest income	49,352	56,623
Grant revenue	–	40,574
Other	12,167	25,935

Total revenue	2,158,812	2,440,383

Operating Expenses
Employee expenses	738,179	843,065
General and administrative	640,558	283,451
Credit loss recovery	17,049	(30,883)
Professional fees	579,572	679,426
Real estate taxes	176,516	105,503
Insurance	44,004	14,277
Depreciation and amortization	124,461	110,742

Total operating expenses	2,320,339	2,005,581

Operating (loss) income	(161,527)	434,802
Interest expense	851,172	479,805

Net loss before gain on sale of real estate	(1,012,699)	(45,003)
Gain on sale of real estate	2,104,306	259,111

Net income	1,091,607	214,108

Net income attributable to noncontrolling interests	2,054	1,808

Net income attributable to controlling interests	$1,089,553	$212,300

10

Iroquois Valley Farmland REIT, PBC

Consolidated Statements of Changes in Equity

For the Six Months Ended June 30, 2025

(Unaudited)

	Common Stock (1)
	Shares Issued and Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Total Controlling Interest	Noncontrolling Interests	Total Equity
Stockholders' equity, December 31, 2024	1,057,370.736	$10,574	$58,706,384	$20,007,828	$78,724,786	$262,523	$78,987,309

Net income	–	–	–	1,089,553	1,089,553	2,054	1,091,607

Contributions from stockholders	51,373.866	514	5,982,566	–	5,983,080	–	5,983,080

Dividends paid to stockholders	–	–	–	–	–	–	–

Redemptions paid to stockholders	(8,970.479)	(90)	(395,469)	(651,313)	(1,046,872)	–	(1,046,872)

Distributions to noncontrolling interests	–	–	–	–	–	(3,593)	(3,593)

Stockholders' equity, June 30, 2025	1,099,774.123	$10,998	$64,293,481	$20,446,068	$84,750,547	$260,984	$85,011,531

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Iroquois Valley Farmland REIT, PBC

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2025

(Unaudited)

June 30, 2025
Cash flows from Operating Activities
Net income	$1,091,607
Adjustments to reconcile net income to net cash used in operating activities:
Changes in provision for credit losses	17,049
Bad debt expense	303,675
Depreciation and amortization	124,461
Gain on sale of real estate	(2,104,306)
Deferred origination fees amortization	(6,041)
(Increase) decrease in assets
Accrued income	10,415
Accounts receivable	346,038
Prepaids and other assets	(10,806)
Interest accrued on mortgage and operating lines of credit receivable	(12,522)
Increase in liabilities
Accounts payable and accrued expenses	(233,770)

Net cash used by operating activities	(474,200)

Cash flows from Investing Activities
Payments to participating lenders	–
Proceeds from sales of investments in real estate	4,983,232
Purchases of investments in real estate, at cost	(5,194,087)
Issuance of mortgage notes	(475,000)
Proceeds from sales of mortgage notes	–
Principal payments received on mortgage notes	991,963
Net proceeds of operating lines of credit receivable	326,137
Origination fees received	2,375
Issuances of other loans receivable	–
Purchase of cost method investment	–
Principal payments received on other loans receivable	–

Net cash provided by investing activities	634,620

Cash Flows from Financing Activities
Proceeds from line of credit payable	6,313,456
Repayments on line of credit payable	(11,389,894)
Proceeds from notes payable, unsecured	425,000
Repayments of notes payable, unsecured	(855,000)
Payment of note payable, paycheck protection program	–
Proceeds from mortgages payable	–
Repayments on mortgage payables	(33,474)
Payment of syndication costs	–
Contributions from stockholders	5,983,080
Distributions to noncontrolling interests	(3,593)
Redemptions paid to stockholders	(1,046,872)
Dividends paid to stockholders	–
Proceeds from cash overdraft	138,153

Net cash used in financing activities	(469,144)

Net decrease in cash and cash equivalents	$(308,724)

Cash and cash equivalents, beginning of period	$395,637

Cash and cash equivalents, end of period	$86,913

Supplemental disclosure of cash flow information
Cash paid for interest expense	$981,647

Supplemental disclosure of noncash activities
Dividends paid to stockholders reinvested as contributions from stockholders	$–
Repayment of note payable, not yet paid	$–
Notes payable maturity converted to new notes payable	$(1,291,667)
Notes payable converted from maturity of notes payable	$1,291,667

Notes payable, unsecured converted to contributions from stockholders	$–

Land swap - sale of the land	$–
Land swap - land acquisition	$–

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Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2025, June 30, 2024 and December 31, 2024

NOTE A – NATURE OF OPERATIONS

Iroquois Valley Farms LLC (the Operating Company), was formed in 2007 for the purpose of providing secure land access to organic farming families. Effective December 31, 2016, the Company was reorganized by its members contributing 99% of their membership interests to Iroquois Valley Farmland REIT, PBC (the Parent Company) and 1% of their membership interest in the Company to Iroquois Valley Farmland TRS, Inc. (the TRS Subsidiary), a wholly owned subsidiary of Iroquois Valley Farmland REIT, PBC.

The Company leases farmland and provides mortgage financing to organic farmers and farmers transitioning to organic. The farmland purchased or financed by the Company is operated primarily by mid-size farm families that run their own sustainable farm business. Investments made by the Company are funded with new debt and / or equity. The Company operates as an internally managed real estate investment trust (REIT), under the Internal Revenue Code.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

1. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Iroquois Valley Farmland REIT, PBC and its wholly-owned subsidiaries, the Operating Company and the TRS Subsidiary (collectively, the Company). Current accounting standards clarify the identification of a variable interest entity ("VIE") and determine under what circumstances a VIE should be consolidated with its primary beneficiary. The Company has determined that MT Hi-Line, LLC has met the criteria of a VIE under the accounting standard related to consolidation of VIEs and that consolidated is required. MT Hi-Line, LLC is dependent on the support of the Company and was established for the purpose of managing an investment in farmland. All significant intercompany accounts and transactions are eliminated in consolidation.

2.  Balance Sheet Presentation

The operations of the Company involve a variety of real estate transactions and it is not possible to precisely measure the operating cycle of the Company. The consolidated balance sheet of the Company has been prepared on an unclassified basis in accordance with real estate industry practices.

3. Investments in Real Estate

Investments in real estate consists of the following properties, at net book value at June 30, 2025 and December 31, 2024:

			Book Value as of Dec 31 2024	Book Value as of June 30 2025
Iroquois Valley East	and
West Farms	Iroquois, IL	2007 and 2008	1,138,083	992,521.00
Denker Farm	Livingston, IL	22-Mar-11	1,498,508	1,376,593.20
Pleasant Ridge Farm	Livingston, IL	18-May-11	485,692	429,901.00
Old Oak Farm	Huntington, IN	20-Aug-12	920,472	914,326.67
Red Oak Farm	Boone, IN	15-Nov-12	831,802	831,802.00
Rock Creek Farm	Will, IL	9-Oct-12	629,807
Hedge Creek Farm	Will, IL	28-Dec-12	635,592	1,093,988.85
Ellen's Farm	Iroquois, IL	30-Jan-13
Mooday & Jackman Farms	Boone and Montgomery, IN	15-Feb-13	1,031,963	1,031,963.29
One Bottom Farm	Iroquois, IL	21-Nov-13	350,561	354,846.00

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			Book Value as of Dec 31 2024	Book Value as of June 30 2025
Sparta Woods Farm	Noble, IN	20-Dec-13	1,032,345	1,032,344.50
Two Roads Farm	Shelby, IL	11-Mar-14	2,262,398	2,238,864.78
Healing Ground Farm	Rockcastle, KY	17-Jun-14	127,001	127,000.81
Mystic River Farm	Monroe, WV	10-Sep-14	588,673	553,059.30
Brindle Farm	Allen, IN	19-Sep-14	517,652	510,440.50
South Grove Farm	Dekalb, IL	12-Feb-15	718,663	717,857.00
Mackinaw Farm	Ford, IL	20-Feb-15	1,116,114	1,017,128.50
Jubilee Farm	Elkhart, IN	28-Oct-15	536,015	480,775.00
Yoder Farm	Allen, IN	24-Nov-15	534,186	530,690.50
Tower Road Farm	Dekalb, IL	29-Feb-16	830,199	820,476.00
Bahasaba Farm	Hill, MT	12-Apr-16	225,201	225,200.99
Lake Wawasee Farm	Noble, IN	21-Apr-16	660,284	660,284.34
Tippecanoe Farm	Kosciusko, IN	8-Aug-16	874,459	812,780.51
Flat Rock	Seneca, OH	15-May-17	2,878,926	–
Creambrook	Augusta, VA	22-May-17	1,234,847	1,231,429.79
Cottonwood	Hill, MT	1-Sep-17	999,662	857,585.74
South Fork	Livingston, IL	16-Oct-17	2,335,497	2,166,497.00
Battle Creek	Dekalb, IL	10-Nov-17	1,494,549	1,379,379.56
White River	Daviess, IN	24-May-18	1,908,744	1,908,743.94
Hidden Pasture	Schoharie, NY	24-Jul-18	262,321	126,967.35
Ten Mile	Lucas, OH	29-Nov-18	319,761	282,177.00
MT Hi-Line	Shelby, MT	17-Jan-19	1,559,697	1,559,697.00
Rock Creek North	Will, IL	11-Nov-19	1,299,462	1,282,055.00
Money Creek	McClean, IL	9-Dec-19	1,180,339	1,180,338.98
Eldert	Iroquois, IL	13-Jan-20	1,387,376	1,472,585.08
Parish	Kankakee, IL	29-Apr-20	1,876,500	1,876,500.00
Rock Creek East	Will, IL	4-May-20	662,050	651,052.00
Peterson	Iroquois, IL	8-Jun-20	429,000	429,000.00
Sugar Creek	Boone, IN	6-Oct-20	1,839,627	1,806,200.00
Rock Creek West	Will, IL	4-Nov-20	602,415	517,400.60
Rock Creek 30	Will, IL	10-Nov-20	246,481	243,000.00
Sugar Creek West	Boone, IN	6-Jan-21	3,375,050	3,375,050.00
Scheffers	Kankakee, IL	30-Mar-21	900,000	900,000.00
Tucker South	Calloway, KY	3-Aug-21	1,531,671	1,515,000.00
Pittwood	Iroquois, IL	3-Nov-21	965,896	947,216.00
Persch	Kankakee, IL	9-Nov-21	1,229,592	1,229,592.00
Close Farm	Huntington, IN	1-Apr-22	737,451	737,450.90
MI Temple Farm	St. Johns,	15-Apr-22	522,000	522,000.00
Mantoan	Kankakee, IL	13-May-22	554,490	554,490.00
Chase & Harter
Road Farm	DeKalb, IL	10-Jun-22	1,070,860	1,070,860.00
Hearns Farm	Iroquois, IL	13-Jul-22	571,974	571,974.00
Roann Farm	Wabash, IN	28-Jul-22	712,000	712,000.00
Wright Farm	Lee, IL	3-Nov-22	2,100,000	2,100,000.00
Doughty Farm	LaSalle, IL	31-Jan-23	683,298	683,298.00
Osterman Farm	Will, IL	9-Feb-23	309,421	309,421.31
Park Hill Farm	Rutland, VT	15-Feb-23	1,635,388	776,774.25
Koontz Lake	Starke, IN	2-Mar-23	2,336,744	2,242,890.00
Merkle Farm	Iroquois, IL	8-Nov-23	4,865,442	4,865,442.04
Peotone Road	Will, IL	12-Jan-24	3,251,675	1,358,456.00
Wiegand	McLean, IL	6-Feb-24	1,502,291	1,501,934.00
Dunn	Wells, IN	19-Feb-24	1,052,334	1,052,000.00
Hextell	Iroquois, IL	6-Mar-24	1,309,875	1,309,875.00
Miller Ranch	Will, IL	15-Mar-24	901,731	900,000.00
Reynolds	Hancock, OH	5-Apr-24	1,005,879	1,001,980.00
Center Road	Will, IL	30-Apr-24	1,766,196	1,764,345.00
LeFevre	Whiteside, IL	1-May-24	1,573,751	1,573,433.00
Peotone North	Will, IL	3-May-24	1,358,456	3,250,000.00
Onarga	Iroquois, IL	10-May-24	909,209	890,000.00
Shumway Road	Crook, OR	16-May-24	7,951,059	6,907,500.00
Paluch	Dekalb, IL	29-May-24	4,704,441	4,700,290.40
Mossburg	Wells, IN	25-Jun-24	804,514	801,250.00
Freed	McLean, IL	30-Aug-24	863,211	861,815.00
Michelson Farm	Earlville, IL	1-Oct-24	600,332	600,000.00
Keever Farm	Iroquois, IL	1-Nov-24	1,817,886	1,817,495.00
Erickson Farm	Monroe, MI	27-Nov-24	608,768	607,715.00
IL - Fort Minok (Lease)	Woodford, IL	17-Jan-25		3,193,148.00
IN - Phyllis (Lease)	Huntington, IN	18-Feb-25		771,760.00
IL - Penicook (Lease)	Ford, IL	18-Feb-25		880,000.00
IL - Gray (Lease)	Iroquois, IL	17-Apr-25		342,990.00

			96,145,809	94,922,898.68

14

Investments in real estate are carried at cost, less accumulated depreciation. On a continuous basis, management assesses whether there are any indicators, including property performance and general market conditions, that the value of the investments in real estate may be impaired. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the undiscounted cash flows estimated to be generated from those assets. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to make estimates of these cash flow related to the assets, as well as other fair value determinations.

To determine the estimated fair value, management utilizes independent third-party appraisals for those properties owned for more than one year and for any property that is more than 5% of the portfolio. At a minimum of once every three years the independent appraisal is completed by a certified appraiser or licensed real estate professional. The methods employed in the valuation generally consider one or more of the following methods: the sales comparison approach (which uses the market for comparable properties), income capitalization approach (which considers income - generating potential of the property and anticipated rate of return), and the cost approach.

If indicators of impairment are present, management will estimate based on land appraised values if an impairment of the carrying cost has occurred. If the appraised value is less than the net carrying value of the property an impairment loss will be recorded. There are no impairments for the six months ending June 30, 2025.

The Company's policy is to depreciate land improvements, machinery, equipment, buildings and building improvements over the estimated useful lives of the assets by use of the straight-line method, as indicated in the following table.

Land improvements, machinery and equipment	3 - 25 years
Buildings and building improvements	5 - 28 years

The cost of repairs and maintenance is charged to expense as incurred; significant improvements and betterments are capitalized. All investments in real estate are leased to tenants under operating leases.

4. Cash Equivalents

The Company maintains the majority of its cash balances with Amalgamated Bank. It also has a $15 million line of credit. These cash equivalents are not restricted and can be withdrawn at any time without penalty.

5. Accrued Income and Accounts Receivable

Accrued income consists of estimates of tenant farmer obligations due to the Company as well as the variable farm revenue and crop income as stated in the lease agreement. Estimates of variable farm revenues are based on a calculation of farm revenues exceeding a certain multiple of rent (as defined in the individual lease agreements) and the excess being partially due to the Company. Crop income is income related to a crop share arrangement with one of the Company's farmers. Accounts receivable are uncollateralized tenant obligations due under normal trade terms. Management individually reviews all accrued income and receivables and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. The Company does not expect any variable rent to be collected in 2025 due to market conditions The crop share lease has been converted to a standard lease and crop share income will no longer be accrued.

The carrying amount of accrued income and accounts receivable are reduced by valuation allowances, if necessary, for credit losses based on the losses that are expected to arise over the contractual term of the assets. The Company routinely evaluates the collectability of the assets. Charge-offs are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously charged off, not to exceed the aggregate of the amount previously charged off, are included in determining the necessary valuation allowance. Management estimated a credit loss reserve of $17,049 and $17,173 as of June 30, 2025 and December 31, 2024, respectively in relation to the accounts receivable.

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6. Revenue Recognition

Leases

The Company adopted Topic 842 as of January 1, 2019 under the modified retrospective method. The Company’s leases are substantially for land, and as a result the Company expects to derive the residual value of the land at the end of the lease term. That residual value is expected to be substantially the same as the current book value.

Rental income is recognized when earned as provided under the lease agreements with tenants. All leases between the Company and its tenants are classified as operating leases. Lease reimbursements represent real estate taxes and property insurance, which are billed to tenants pursuant to the terms of the lease. Lease reimbursements are recognized as earned in the same period the expenses are incurred.

Mortgage and Operating Lines of Credit Interest Income

Mortgage and operating lines of credit interest income is generally recognized when due as provided under the agreements in place. Deferred origination fees are amortized to interest income ratably over the life of the related agreements.

Grant Revenue

The Company has elected to account for government grants in accordance with IAS 20. Under IAS 20, government grants are recognized as income when it is probable that the Company will comply with the conditions of the grant and that the grant will be received. The Company recognizes proceeds under grant programs in a systematic basis over the period in which the Company recognizes as expenses the related costs for which the grant is intended to compensate. The Company has further elected to record the grant income separately from the related expenses.

8. Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. The Company must meet certain requirements to be eligible, including distribution requirements and other asset and income tests. Management intends to adhere to these requirements and maintain the REIT status. As a REIT, the Company will generally not be liable for U.S. federal corporate income taxes, thus no provision is included in the accompanying consolidated financial statements. The Company has also elected taxable REIT subsidiary status for the TRS Subsidiary which allows for activities that do not qualify as rents from real property.

9. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgments. The provision for credit losses is considered a significant estimate. See Note C for the Company’s policies on risk rating of the mortgage, operating line of credit and lease portfolio.

16

10. Adoption of ASC 326 - Allowance for Loan and Lease Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, (Topic 326) (ASU 2016-13) . ASU 2016-13 requires entities to update their credit loss model to the current expected credit losses (CECL) model. This CECL model requires entities to estimate the credit losses expected over the life of an exposure (or pool of exposures). These updates change how entities will measure potential credit losses for most financial assets and certain other instruments that are not measured at fair value. The CECL Standard replaces the incurred loss approach under existing guidance with a current expected credit loss model for instruments measured at amortized cost, which requires these assets to be presented net of an allowance for credit losses. The net carrying value of an asset under the CECL Standard is intended to represent the amount expected to be collected on such assets and requires entities to deduct allowances for potential losses on held-to- maturity debt securities.

The standard requires a modified retrospective approach through a cumulative-effect adjustment to stockholders' equity as of the beginning of the first reporting period in which the guidance in effective. The Company has adopted this guidance effective January 1, 2023.

NOTE C – LOANS AND ALLOWANCE FOR CREDIT LOSSES

The Company established a farmland financing policy to provide mortgages and occasionally, operating lines of credit financings for organic and sustainable farmers to purchase farmland to achieve certified organic standards. The Company's financing policy requires extensive background and credit checks and that each farmland mortgage and line of credit be collateralized by farmland appraised at a minimum value of 1.33 times the value of the loan. The financing policy also limits the outstanding loans on farmland to 35% of the Company's total farmland assets (defined as investments in real estate, at cost plus mortgage notes receivable).

Mortgage notes and operating lines of credit receivables are reported at their outstanding principal balances net of any allowance for doubtful accounts and unamortized origination fees. Origination fees received are deferred and recognized as adjustments to mortgage interest income over the lives of the related mortgage notes. The outstanding mortgage notes receivable generally require monthly interest only payments for the first five years with principal and interest payments thereafter. Select mortgage notes require principal and interest payments throughout the term of the notes. Prepayments are allowed. Operating lines of credit generally accrue monthly interest payments throughout the term.

Mortgage notes are collateralized by real estate and improvements thereon. Operating lines of credit are generally collateralized by a combination of current assets, fixed assets, and personal property. Interest income recognized related to mortgage notes receivable totaled $781,324 and $683,727 during the six months ended June 30, 2025 and 2024, respectively. Interest income recognized related to operating lines of credit totaled $49,352 and $56,623 during the six months ended June 30, 2025 and 2024, respectively.

An allowance for credit losses is established for amounts expected to be uncollectible over the contractual life of the loans. The Company collectively evaluates notes receivable to determine the allowance for credit losses based on three portfolio segments that have similar risk characteristics: mortgage notes, operating lines of credit, and other loans receivable. Loans that do not share similar risk characteristics with other loans are evaluated individually.

The Company uses an expected loss model that considers the Company's actual historical loss rates adjusted for current economic conditions and reasonable and supportable forecasts. The Company considers the impact of current conditions and economic forecasts relating to specific geographical areas and client-specific exposures when making adjustments for reasonable and supportable forecasts. Uncollectible amounts are written off against the allowance for credit losses in the period they are determined to be uncollectible. Recoveries of amounts previously written off are recognized when received. Notes are considered delinquent if the repayment terms are not met. The Company establishes an allowance for credit losses to reserve against potential losses from nonperforming loans. The credit losses are calculated based on the remaining maturity method which incorporates historical loss rates, current conditions adjustments and forecast adjustments, as applicable. The following tables present the Company's details of the remaining maturity method and allowance for credit losses on mortgage notes receivable, operating lines of credit receivable, and interest receivable as of June 30, 2025 and December 31, 2024:

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Summary of Allowance for Credit Losses (ACL) as of June 30, 2025

As of 6/30/2025	Interest Receivable	Mortgage Receivable	Operating Lines of Credit Receivable	Total

ACL, beginning of year	$19,347	$107,122	$4,045	$130,514
Provision for expected credit losses	(15,872)	34,358	(1,436)	17,049
Charge-offs	–	–	–	–
Recoveries collected	–	–	–	–

ACL, end of Period	$3,475	$141,480	$2,609	$147,563,081

Deferred origination fees	$–	$92,671	$–	$–

Summary of Allowance for Credit Losses (ACL) as of December 31, 2024

As of 12/31/2024	Interest Receivable	Mortgage Receivable	Operating Lines of Credit Receivable	Total

ACL, beginning of year	$2,880	$135,890	$5,194	$143,964
Provision for expected credit losses	16,467	(28,768)	(1,149)	(13,450)
Charge-offs	–	–	–	–
Recoveries collected	–	–	–	–

ACL, end of year	$19,347	$107,122	$4,0045	$130,514

Deferred origination fees	$–	$96,336	$–	$–

The Company utilizes an internal risk rating system to evaluate credit risk. Credit risk ratings are based on current financial information, comparison against industry averages, collateral coverage, historical payment experience, and current economic trends. The Company uses the following definitions for credit risk ratings: Performing - Loans not classified as Watch, At-Risk or Default. Watch - Loans with payments that are 90 days past due or greater and designated for elevated attention. Indicates above-average risk. At-Risk - Loans with an increased likelihood of default. These loans represent borrowers whose paying capacity makes full collection questionable. Default - Loans that are currently failing to meet contractual obligations or for which the Company has temporarily waived certain contractual requirements. There is a high expectation of credit losses or write-offs on these loans. The following table summarizes the credit risk profile of the Company's mortgage notes receivable and operating lines of credit receivable as of June 30, 2025 and December 31, 2024:

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Summary of Mortgage Notes Receivable as of June 30, 2025 and December 31, 2024

	Outstanding	Outstanding
Rating	Balance	Balance
Type	6/30/2025	12/31/2024

Performing	$16,579,841	$12,533,906
Watch	2,546,835	3,508,375
At-risk	3,129,808	8,636,375
Default	2,472,697	602,697

Total loans	$24,729,181	$25,281,353
Allowance for credit/loan losses	(106,269)	(107,122)
Net deferred origination fees	(92,671)	(96,336)

Net loans	$24,530,241	25,077,895

Interest rate range	1.25 – 10.5%	1.25 - 10.25%
Maturity date range	2025 - 2052	2025 - 2052

Summary of Operating Lines of Credit as of June 30, 2025 and December 31, 2024

	Outstanding	Outstanding
Rating	Balance	Balance
Type	6/30/2025	12/31/2024

Performing	$625,513	$421,751
Watch	–	–
At-risk	269,387	799,286
Default	307,893	307,893

Total loans	$1,202,793	$1,528,930
Allowance for loan losses	(2,609)	(4,045)
Net deferred origination fees	–	–

Net loans	$1,200,184	$1,524,885

Maximum available balance	2,234,125	2,234,125
Interest rate range	5.00 - 8.25%	5.00 - 8.25%
Maturity date range	2022 - 2026	2025 - 2026

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NOTE D – REVOLVING LINES OF CREDIT

The Company has a $15,000,000 line of credit with a lender that was originally established on May 15, 2023, and increased on November 25, 2024. There were outstanding borrowings of $4,875,422 and $9,951,860 of June 30, 2025 and December 31, 2024, respectively, on this line of credit. Interest is payable annually at the bank's adjusted one-month SOFR base rate plus an applicable margin (2.35%). The line is collateralized by real estate in the IL counties of Iroquois, Livingston, Dekalb, Kankakee, and Shelby. The Company is subject to certain restrictive covenants.

Aggregate interest expensed as of June 30, 2025 and December 31, 2024 was approximately $273,266 and $450,000, respectively, related to the lines of credit. There was approximately $312,170 and $436,000 of accrued interest as of June 30, 2025 and December 31, 2024, respectively.

NOTE F – NOTES PAYABLE, UNSECURED-RELATED PARTY TRANSACTIONS

The Company has borrowed through issuances of unsecured notes payable to finance the Company’s farmland investments. The debt consists of individual promissory notes issued across multiple series and term notes.

The Company has issued multiple offerings of unsecured promissory notes. Previous iterations of these notes have been titled “Soil Restoration Notes”. Beginning in 2023, the Company launched an offering of promissory notes titled “Rooted in Regeneration Notes” at a maximum offering of $25,000,000. The terms of the RNR Notes were updated in May 2025, and the new notes are called the Series 2 RNR Notes. From time to time, the Company has sold other unsecured promissory notes as well. The total notes advanced during the six months ended June 30, 2025 and the year ending December 31, 202 aggregated $850,000 and $480,000, respectively. Outstanding principal for all these unsecured promissory notes totaled $28,752,764 and $29,182,764 as of June 30, 2025 and December 31, 2024, respectively.

In accordance with the terms of the certain Soil Restoration Notes, the Company also funds an organic transition pool to support the tenants and farmers during the organic transition period primarily by providing financial assistance to projects geared toward improving soil quality. By the terms of the Rooted in Regeneration Notes, the Company funds a pool that provides certain credit enhancement to socially disadvantaged farmers seeking a loan from the Company. Soil Restoration Notes are issued as individual promissory notes which bear interest between 2.00% and 3.00%, payable semiannually on January 15 and July 15. Principal is due in full at maturity, which ranges between 2024 and 2026. Rooted in Regeneration Notes are issued as individual promissory notes which bear interest between 0.50% and 2.0% based on various terms as defined in the agreements. Principal is due in full at maturity, which ranges between 2026 and 2033.

Other promissory notes and term notes, totaling $8,550,000 and $7,633,333 as of June 30, 2025 and December 31, 2024, respectively, have interest due semi-annually, ranging from 1.25% to 3.35% with principal due in full at maturity. The notes have various original maturity dates from 2024 through 2033. One series includes an automatic renewal for one year upon maturity date, unless the notes are terminated by either the Company or payee. The notes are uncollateralized. The Company has borrowed through issuances of unsecured notes payable to finance the Company’s farmland investments. The debt consists of individual, unsecured promissory notes issued across multiple series and term notes.

Aggregate interest expensed during the six months ended June 30, 2025 and the year ended December 31, 2024 was $364,486 and $673,955, respectively, related to the notes payable. Accrued interest at June 30, 2025 and December 31, 2024 totaled $351,938 and $358,887 respectively, related to the notes payable.

Aggregate notes payable due to related parties, which consist entirely of stockholders, totaled 19%, or $5,519,500 and 17%, or $4,899,500 of the total notes payable at June 30, 2025 and December 31, 2024, respectively. Interest expensed on the related parties’ notes totaled approximately $60,611 and $approximately $121,500 during the six month ended June 30, 2025 and the year ended December 31, 2024, respectively.

20

Future original maturities of the aggregate notes payable as of December 31, 2024 are as follows:

2025	$5,341,667
2026	8,713,667
2027	11,727,000
2028	1,030,000
2029	1,142,500
Thereafter	1,227,930

$29,182,764

NOTE H – RENTAL INCOME

The Company leases its real estate to farm operators generally under six-year initial terms. The leases typically auto-renew for two- or three-year terms following the initial term and any subsequent renewals. The leases are structured as variable cash, fixed cash or crop-share operating lease agreements. Variable cash lease agreements include minimum base rent plus a variable component, if applicable, based on total farm revenues. All leases require the farm tenant to maintain federal crop insurance on insurable crops for the duration of the lease. Rental income consists of fixed lease payments of $1,442,466 and $2,537.694, variable and crop share income of $51,539 and $400,934, and lease reimbursements of $228,716 and $301,582 for the six months ended June 30, 2025 and the year ended December 31, 2024, respectively. The Company manages risk associated with the residual value of its leased assets by leasing primarily land to lessees which management believes will maintain the residual value consistent with the current book value.

Future minimum base rentals on non-cancelable operating leases for the years ending December 31 are as follows:

2025	$2,627,094
2026	2,224,585
2027	1,645,040
2028	1,506,875
2029	1,075,392
Thereafter	208,185

$9,287,171

NOTE I – STOCK OPTION PLAN

On July 28, 2023, the Board of Directors adopted a new equity incentive plan that includes the ability to issue restricted stock and options to employees and others. This plan was approved by the stockholders on September 13, 2023. No option awards have yet been issued under this plan. During the six-months period ending June 30, 2025 and the six-month period ending December 31, 2024, the Board awarded Mr. Zuehlsdorff a discretionary grant of $4,000 and $15,000 in common stock (~ 35 shares and140 shares, respectively) through this plan.

The Company has in the past granted incentive options to purchase stock to certain officers of the Company. The agreements allow the option holders to purchase stock of the Company at a stated price during a specified period of time (generally 10 - 15 years). Option awards are generally granted with an exercise price equal to the fair market value of the stock at the date of grant. Options generally vest over three years. In the six months ended June 30, 2025 and year ended December 31, 2024, no options were exercised or granted.

21

The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model. An expected volatility factor was based on comparable farmland values and public companies and was used in computing the option-based compensation during prior years. The annual rate of dividends is expressed as a dividend yield which is a constant percentage of the share price. The expected life of an option represents the period of time that an option is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the 10-year U.S. Treasury note in effect at the time of grant (expected lives are 10 - 15 years). There was no option-based compensation expense recognized in the statements of operations for the six (6) months ended June 30, 2025 and the year ended December 31, 2024.

The fair value of each option granted during previous years was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected life	10 - 15 years
Risk-free interest rate	1.78% - 3.47%
Expected dividends	0.00%
Volatility	10% - 29%

Option activity for the six (6) months ended June 30, 2025 is as follows:

Weighted
		Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term

January 1, 2025	4,800	$69.33	4 years
Granted	–	–	N/A
Exercised	–
Cancelled/forfeited	–

June 30, 2025	4,800	$69.33	4 years

Exercisable at June 30, 2024	4,800		4 years

There were no options vested during the six months ended June 30, 2025.

Option activity for the year ended December 31, 2024 is as follows:

Weighted
		Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term

January 1, 2024	4,800	$69.33	5 years
Granted	–	–	N/A
Exercised	–
Cancelled/forfeited	–

December 31, 2024	4,800	$69.33	4 years

Exercisable at December 31, 2023	4,800		4 years

22

There were no options vested during the year ended December 31, 2024.

During 2022, the Company entered into Non-Employee Director Compensation Policy which calls for issuance of $5,000 of Company stock to each qualifying director at each annual meeting, subject to certain vesting and other restrictions. Under the terms of this policy, the Company issued $15,000 worth of stock during 2024. This amount has been recorded as compensation expense and is included in general and administrative expenses during the year ended December 31, 2024.

NOTE J – CONCENTRATIONS OF RISK AND UNCERTAINTIES

1.   Uninsured Cash

The Company maintains its cash balances at financial institutions located in the United States. These cash balances are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company may, from time to time, have balances in excess of FDIC insured deposit limits. The Company also maintains cash balances with its lender (see Note B-4), which is not a federally insured institution.

2. Real Estate Concentration

The Company's investments in real estate, at cost, are significantly concentrated within holdings of agriculture within the United States (see Note B-3). The general health of that industry could have a significant impact on the fair value of investments held by the Company.

NOTE K – OPERATING LEASE OBLIGATIONS

The Company leases private office space from Industrious and C&M Property Mgmt. We moved into this office on April 1, 2024 and April 1, 2025 respectively. Monthly payments due under the terms of the agreement total approximately $1,104 and $500. Total rent expense was $8,624 and $17,538, respectively, for the six-months ended June 30, 2025 and year ended December 31, 2024. Future minimum lease payments required under the lease for the years ended December 31, 2025 and December 31, 2026 is $9,624 and $5,916 respectively.

NOTE L – CONSERVATION INNOVATION GRANTS - GAIN CONTINGENCY

In 2019, the Company was awarded an additional grant for the CIG that was set to expire in 2023. During 2023, the grant was amended and extended through 2024. Under the terms of the revised grant, the Company receives reimbursement for certain expenses associated with the Rooted in Regeneration Notes offerings (see Note F), developing additional innovative note products, and other qualified expenses. The reimbursement payments under the grants were $31,492 and $11,294 during the six (6) months ended June 30, 2025 and for the year ended December 31, 2024 respectively. The Company has recorded a receivable from the grants totaling $77,213 and $108,705 at June 30, 2025 and December 31, 2024, respectively, which is included in prepaids and other assets in the accompanying financial statements.

NOTE M – EMPLOYMENT AGREEMENT

The Company entered into a deferred compensation agreement with the Company’s co-founder and former CEO, which requires payments during 2022 through 2033 and service requirements during 2022 through 2033. The agreement calls for a $125,000 salary to be paid for the years 2022 through 2033. Beginning December 15, 2023, the Company shall pay $240,907 in total additional compensation prior to December 31, 2033. There is a liability recorded of approximately $65,907.04 and $115,907 as of June 30, 2025 and December 31, 2024, respectively, which is included in accounts payable and accrued expenses on the accompanying balance sheet.

The Company has a 401(k) plan covering all eligible employees and employees may elect to defer a portion of their salaries for contributions to the plan. The plan provides employer matching contributions which totaled $25,837 and $41,681 for the six months ended June 30, 2024 and the year ended December 31, 2023, respectively.

23

NOTE O – SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 30, 2025, the date that these financial statements were available to be issued. Management has determined that no events or transactions, other than as described below, have occurred subsequent to the balance sheet date that require disclosure in the financial statements.

Total issuance of REIT equity shares and Rooted in Regeneration Notes totaled approximately $2.7 million.

We received the final reimbursement due under the CIG Grant of $106,518.

Of the 4800 outstanding options (see NOTE I) 2,800 were exercised and 2,000 remain outstanding.

24

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 30, 2025.

IROQUOIS VALLEY FARMLAND REIT, PBC

By: /s/ Christopher Zuehlsdorff

Name: Christopher Zuehlsdorff

Its: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Christopher Zuehlsdorff	Chief Executive Officer and Director	September 30, 2025
Chris Zuehlsdorff	(principal executive officer and principal accounting officer)

/s/ Joseph Mantoan	Principal Financial Officer and Director	September 30, 2025
Joseph Mantoan

25